HASCO Medical, Inc.

141 West 1-65 Service Road South

Mobile, AL 36693

Via EDGAR and FedEx

Ms. Tia Jenkins

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

HASCO Medical, Inc.

Form l0-K for Fiscal Year Ended December 31, 2009

Filed on March 31, 2010

Form l0-Q for Fiscal Quarter Ended March 31, 2010

Filed on May 14, 2010

Form 8-K

Filed on May 19, 2009

File No. 000-52422

Dear Ms. Jenkins:

We are in receipt of your comment letter dated October 19, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Consolidated Statement of Changes in Shareholders' equity, page F-5

1. We note your response to comment four in our letter dated September 17, 2010. Please provide us with a response that helps us to better understand the entries for the total $367,862 credit to APIC and a $639,066 debit to retained earnings. For example, at March 31, 2009, APIC and accumulated deficit of BBC Graphics was $148,320 and $549,137 respectively. We acknowledge this was earlier than the date of the merger but eliminating the accumulated

Deficit would require a $549,137credit to retained earnings and you recorded a debit of $639,099. If it helps to facilitate our understanding please supplement your response with a Schedule that includes the components of stockholders' equity for each entity at the merger date and the journal entries that illustrate your application of U.S GAAP.

RESPONSE: The Company acknowledges staff’s comment regarding the entries for the total $367,862 credit to APIC and a $639,066 debit to retained earnings. On May 19, 2009, the date of merger, APIC and accumulated deficit of BBC Graphics was $148,320 and $549,337, respectively. In our previous response, we have provided a compound journal entry which combined 2 journal entries into one. In order to facilitate staff’s understanding, the following explains how we determined the amounts of the $367,862 credit to Additional Paid-In Capital and the $639,066 charge to Retained Earnings as part of the adjustment to record the reverse merger.

On the date of the reverse merger, we recorded adjustment to reflect the recapitalization of the Company by 1) reflecting the issuance issuing 87,500,000 shares of common stock to the shell’s previous shareholders and to recapitalize for the reverse merger 2) to reclassify negative APIC balance to retained earnings 3) to reflect the forgiveness of accrued liabilities owed to previous shell officers of BBC Graphics not assumed by the Company after the reverse merger.

1)	Additional paid-in capital	$960,541
	Due to previous shell shareholders including accounts payable and accrued expenses		$323,704
	Retained earnings		$549,337
	Common stock, par value		$87,500

2)	Retained earnings	$1,188,403
	Additional paid-in capital		$1,188,403
	(Amount represents the total of 12/31/08 APIC negative balance of $227,862 and entry 1 above)

To record 87,500,000 shares at par value issued in connection with reverse merger, to reclassify negative paid-in capital to retained earnings and to reflect debt owed to shell shareholders.

3)	Due to previous shell shareholders- accrued expenses	$140,000
	Additional paid in capital		$140,000

To reflect forgiveness of accrued salaries owed to previous officers not assumed by the Company in the reverse merger.

Recording entries 1 and 2 will result to a debit of $639,066 to retained earnings. Recording entries 1, 2 and 3 will result to a credit of $367,862 to additional paid-in capital.

2. Note that when a reverse merger occurs there should be no gaps in the periods or financial statements provided. You provided financial statements of SMM through December 31, 2008 and began reporting post-merger financial statements with the six months ended June 30, 2009; accordingly, there is a gap involving the unaudited interim financial statements for SMM as of and for the three months ended March 31, 2009. Please amend the Form 8-K to provide this information.

RESPONSE: We have reported in our 10Q filed on May 14, 2010, unaudited interim financial statements for SMM the three months ended March 31, 2009 as shown in our filing of our unaudited interim financial statements for the three months ended March 31, 2010. In addition, since we have reported our March 31, 2009 interim financial statements as described above, we believe the inclusion of the unaudited interim financial statements for SMM as of and for the three months ended March 31, 2009 in a current form 8-k will not be meaningful.

3. We note your response to comment five in our letter dated September 17, 2010. You have not answered our questions regarding this matter. Please tell us why you recorded a $323,704 debt owed to shareholders at the time of the reverse merger and why this debt was not already recorded by BBC Graphics, Inc. Describe your obligation and tell us how you determined when it should be recorded, how it should be measured and what disclosures should be made. Please include your basis in U.S. GAAP, as applicable.

RESPONSE: The Company acknowledges staff’s comment regarding the debt owed to shareholders at the time of the reverse merger. The amount of $323,704 was already recorded by BBC Graphics, Inc. under the balance sheet accounts, due to shareholders, accounts payable and accrued expenses at the time of the reverse merger. We recorded such liability amount to previous shareholders at carrying value on the date of the reverse merger. Simultaneous with the closing of the merger agreement, we issued 71,320,000 shares in connection with the payment of liability to shareholders amounting to $172,476. Additionally, we recorded forgiveness of accrued salaries owed to previous shell officers of BBC Graphics not assumed by us after the reverse merger amounting to $140,000.

4. We note your response to comment six in our letter dated September 17, 2010. The relevant point of SAB Topic 5.1 is that push-down accounting is required to be applied when an entity becomes substantially wholly-owned regardless of the form of the acquirer. Accordingly, we believe you should revise the financial statements of SMM to reflect its new basis. Any belief of impaired goodwill does not preclude you from applying the appropriate accounting. Please revise.

RESPONSE: The Company acknowledges the staff’s comment.  Southern Medical & Mobility was acquired in June, 2008.  The purchase price exceeded the net book value of Southern Medical & Mobility at the time of the acquisition ($646,583) by $2,553,417.  Had the Company established a new basis for accounting for the purchased assets and liabilities, the excess purchase price would have been recorded as an intangible asset (goodwill) on the balance sheet.  This is due to the fact that the assets of Southern Medical & Mobility primarily consisted of inventory, fixed assets, and accounts receivable, assets whose value would not be materially written up as part of a purchase price allocation.

The goodwill amount would have been attributed to customer relationships/referral source goodwill, and would have been subject to impairment testing.  The former owner and CEO had strong relationships with the Company’s revenue sources.  The Company’s intent was to retain the former owner in its employ largely to maintain these relationships.

The former owner discontinued his employment with the Company in December, 2008, significantly impairing the customer relationships and goodwill that the Company acquired (the “impairment event”).  Any goodwill recorded at the time of the acquisition would have been written off prior to December 31, 2008.  The net effect of the recording of goodwill on the financial statements would have been to gross up the balance sheet by increasing total assets, with an offsetting credit to APIC, followed by a subsequent write-off and expensing of the intangible asset in fiscal 2008, which would have decreased retained earnings.  The balance sheet at December 31, 2008 would effectively reflect a reclassification of the goodwill amount between APIC and retained earnings, and the income statement would have reflected an expense for the impairment of the goodwill.

5. We also note you determined that goodwill that maybe recorded from the SMM acquisition would have been significantly impaired and subsequently written off. Provide to us the results of the assessment you performed that supports your conclusion of impaired goodwill. Note that any assessment of impairment must be contemporaneous with the proposed date of recognizing the impairment, i.e., an impairment proposed to be recognized in 2009 must be supported by an assessment conducted during that year.

RESPONSE: The Company acknowledges the staff’s comment.  Please see our response to Comment 4 above, which we believe addresses this comment.

6. Please file an Item 4.02 Form 8-K for the restated financial statements.

RESPONSE:  The Company acknowledges the staff’s comment.  We have deferred filing an Item 4.2 Form 8-K pending the resolution to comments 4 and 5 above.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Hal Compton, Jr.

Hal Compton, Jr.

Chief Executive Officer